BB 3/13



SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gabel Global Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue Suite 300
(No. and Street)

New York (City) NY (State) 10170-0399 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Tiriolo (212) 490-3113
(Area Code- Telephone Number)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
160

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Curtis F. Brockelman, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gabel Global Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 20 10

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Gabel Global Capital, LLC

We have audited the accompanying statement of financial condition of Gabel Global Capital, LLC (the "Company") (a limited liability company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabel Global Capital, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



GOLDSTEIN GOLUB KESSLER LLP

February 23, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GABEL GLOBAL CAPITAL, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Investments in Treasury Bills, at fair value	$11,988,120
Investments in Index Options, at fair value (cost $748,836)	620,390
Receivable from Clearing Broker	2,422,106
Cash and Cash Equivalents	22,110
Other Assets	11,763
Total Assets	$15,064,489

LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Index options sold short, at fair value (proceeds $623,303)	$ 188,135
Payable to nonmanaging Member	25,000
Accrued expenses	26,439
Total liabilities	239,574
Members' Capital	14,824,915
Total Liabilities and Members' Capital	$15,064,489

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Gabel Global Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange, Inc. The Company, which acts as an off-floor proprietary trading member, trades securities on behalf of its members, Perch Bay Partners Sigma I, LP (the "Partnership") and Perch Bay Group, LLC (the "Managing Member") and does not engage in retail business.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Investments in securities and securities sold short traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the primary exchange on which such security shall have traded on the last business day of the year. Securities, and securities sold short, traded on a national securities exchange for which there was no last reported sales price on the last business day of the year are valued at the last reported bid or ask price, respectively. Securities traded over the counter and not listed on Nasdaq are valued at the last reported sales price on the last business day of the year, or, if no sales occurred on such day, at the bid price for long positions and ask price for short positions.

Investments in options that are listed on a national options exchange are valued at the last reported sales price on the principal market on which such options shall have traded on the last business day of the year. However, if the last sales price of such options does not fall within the last bid and asked price, the options will be valued at the mean between the last bid and asked price for such options on such date.

The Managing Member may, in its sole discretion, value investments based upon its good faith and determination of fair market value.

No provision is made in the accompanying financial statements for liabilities for federal, state or local income taxes since such liabilities are the responsibility of the individual Members.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. INVESTMENTS IN TREASURY BILLS AND INDEX OPTIONS INCLUDING INDEX OPTIONS SOLD SHORT:

The Company's activities include the purchase and sale of a variety of index options. These derivatives are used for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

At December 31, 2006, the Company's investments consist of United States Treasury Bills and a variety of index options. At December 31, 2006, the Company had $12,000,000 par value of United States Treasury Bills with an amortized cost of $11,852,458, due to mature January 11, 2007. At December 31, 2006, total investments in United States Treasury Bills had a fair market value of $11,988,120, which represented 80.87% of Members' capital. The Company's investments in index options and index options sold short which consist primarily of put and call options on the Nasdaq-100 Index having varying expiration dates in January and February 2007.

Number of Contracts	Description	% of Members' Capital	Fair Value
Investments in Options:			
128	Calls - Nasdaq-100	1.30%	$192,300
132	Puts - Nasdaq-100	2.89%	428,090
Total investments in options			$620,390
Index Options Sold Short:			
166	Calls - Nasdaq-100	.38%	$ 56,450
324	Puts - Nasdaq-100	.89%	131,685
Total investments in options sold short			$188,135

The writing of options involves elements of market risk in excess of the amount recognized in the statement of financial condition. Subsequent market fluctuations in the Company's investments in options sold short may require the Company to cover these options at prices that differ from the fair value reflected in the statement of financial condition.

3. RECEIVABLE FROM CLEARING BROKER:

Receivable from clearing broker primarily represents credit balances from trading activities. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

4. RELATED PARTY TRANSACTIONS:

The Managing Member provides general and administrative services to the Company. The Company is responsible for all other expenses including, but not limited to, trading and professional expenses incurred in connection with its business as well as its pro rata share of other fees and expenses. At December 31, 2006, $1,515 is receivable from the Managing Member and included in other assets.

Generally accepted accounting principles require that capital withdrawals that are, under the provisions of the operating agreement, due and payable on the first day of the following year, be reflected as liabilities at December 31, 2006. Accordingly, the accompanying financial statements reflect $25,000 as due to nonmanaging Member for money due to a withdrawing partner of the nonmanaging Member which is, by its terms, effective January 1, 2007.

5. REGULATORY REQUIREMENTS:

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2006, the Company had net capital of $11,665,262, which exceeded the requirement by $11,565,262.

END



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Gabel Global Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Gabel Global Capital, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GOLDSTEIN GOLUB KESSLER LLP

February 23, 2007